                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                        PARACELSUS HEALTHCARE CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, No Stated Value
                         ------------------------------
                         (Title of Class of Securities)

                                     15850B
                                    --------
                                 (CUSIP Number)

                          Dr. Heiner Meyer zu Losebeck
                               Park-Hospital GmbH
                                  Sedanstr. 109
                                D-49076 Osnabruck
                           Federal Republic of Germany
                               011-49-541-669-2110
                             ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2001
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

                                    Copy to:

                              Wilfried E. Witthuhn
                                 King & Spalding
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 556-2100

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         PARK-HOSPITAL GMBH

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                               (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            [  ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         FEDERAL REPUBLIC OF GERMANY

NUMBER OF SHARES         7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON    8.       SHARED VOTING POWER
WITH                                 19,906,742
                         9.       SOLE DISPOSITIVE POWER
                                     0
                         10.      SHARED DISPOSITIVE POWER
                                     19,906,742

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,906,742

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [  ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.66%

14.      TYPE OF REPORTING PERSON*
         CO




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                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         PARACELSUS-KLINIKEN-DEUTSCHLAND GMBH

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                  (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         FEDERAL REPUBLIC OF GERMANY

NUMBER OF SHARES         7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON    8.       SHARED VOTING POWER
WITH                                 19,906,742
                         9.       SOLE DISPOSITIVE POWER
                                     0
                         10.      SHARED DISPOSITIVE POWER
                                     19,906,742

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,906,742

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [  ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.66%

14.      TYPE OF REPORTING PERSON*
         HC


                                       2

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                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         DR. HEINER MEYER ZU LOSEBECK

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                               (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         FEDERAL REPUBLIC OF GERMANY

NUMBER OF SHARES         7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON    8.       SHARED VOTING POWER
WITH                                 0
                         9.       SOLE DISPOSITIVE POWER
                                     0
                         10.      SHARED DISPOSITIVE POWER
                                     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14.      TYPE OF REPORTING PERSON*
         OO


                                       3

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                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         MR. PETER FROMMHOLD

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                              (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         FEDERAL REPUBLIC OF GERMANY

NUMBER OF SHARES         7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY                0
EACH REPORTING PERSON    8.       SHARED VOTING POWER
WITH                                 0
                         9.       SOLE DISPOSITIVE POWER
                                     0
                         10.      SHARED DISPOSITIVE POWER
                                     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [  ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14.      TYPE OF REPORTING PERSON*
         OO


                                       4

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Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Park and PKD are deemed to beneficially own 19,906,742 shares of Common Stock of Paracelsus, representing 33.66% of the total outstanding shares of Common Stock of Paracelsus.

         (b) On December 31, 2000, the executorship of the Co-executors under the Wills with regard to Professor Krukemeyer's estate terminated. As a result, as of January 1, 2001, the Co-executors no longer share voting and dispositive power with respect to the shares of Common Stock of Paracelsus owned by Park.


                                   SIGNATURES

         After reasonable inquiry and to each signatory's best knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                               PARK-HOSPITAL GmbH


                               By: /s/ Armin Sulberg
                                  ---------------------------------------------
                                   Armin Sulberg


                               PARACELSUS-KLINIKEN-DEUTSCHLAND GmbH


                               By: /s/ Armin Sulberg
                                  ---------------------------------------------
                                   Armin Sulberg


                                /s/ Dr. Heiner Meyer zu Losebeck
                               -------------------------------------------------
                               Dr. Heiner Meyer zu Losebeck, signing solely as
                               a former co-executor of the estate of
                               Professor Dr. Hartmut Krukemeyer

                               /s/ Peter Frommhold
                               -------------------------------------------------
                               Peter Frommhold, signing solely as a former
                               co-executor of the estate of Professor
                               Dr. Hartmut Krukemeyer


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